UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Evergreen Solar, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

30033R 10 8

(CUSIP Number)

Mr. Charles J. McDermott
RockPort Capital Partners, L.P.
160 Federal Street, 18th Floor
Boston, MA 02110
(617) 912-1420

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2005(1)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) - This Second  Amendment on Schedule 13D/A is being made to update the original filing of May 27, 2003, as amended by the Schedule 13D/A filed on filing of June 29, 2005.  On August 8, 2005 and November 29, 2005, RockPort Capital Partners, L.P. and RP Co-Investment Fund 1, L.P. sold certain of their holdings of the Issuer’s securities.  These sales affected a material decrease in the percentage of the class of securities beneficially owned by these entities and their affiliates and are required to be reported through an amendment to the Schedule 13D under Rule 13d-2 of the Securities Exchange Act of 1934.  This Amendment reflects the current state of RockPort Capital Partners, L.P. and RP Co-Investment Fund 1, L.P.’s ownership of the Issuer’s common stock as of the date of this filing.  This filing also includes other updates since June 29, 2005 that would not have been deemed material.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RockPort Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,952

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,952

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,952

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) >1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RockPort Capital I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,952 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,952 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,952 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) >1%

14.	Type of Reporting Person (See Instructions) CO

(1)   The reporting person is the general partner of RockPort Capital Partners, L.P., which owns certain of the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RP Co-Investment Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,735

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,735

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,735

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) >1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RP Co-Investment Fund I GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,735(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,735(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,735(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) >1%

14.	Type of Reporting Person (See Instructions) CO

(1)   The reporting person is the general partner of RP Co-Investment Fund I, L.P., which owns certain of the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander Ellis III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,687(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,687(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,687(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) >1%

14.	Type of Reporting Person (See Instructions) IN

(1)   The reporting person is a member of the general partners of the partnerships that own the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Janet B. James

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,687(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,687(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,687(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) >1%

14.	Type of Reporting Person (See Instructions) IN

(1)   The reporting person is a member of the general partners of the partnerships that own the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William E. James

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,687(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,687(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,687(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) >1%

14.	Type of Reporting Person (See Instructions) IN

(1)   The reporting person is a member of the general partners of the partnerships that own the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles J. McDermott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 75,345 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 75,345 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,345 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) >1%

14.	Type of Reporting Person (See Instructions) IN

(1)   Includes 59,658 shares of Common Stock issuable upon exercise of options within 60 days of November 30, 2005.

(2)   The reporting person is a member of the general partners of the partnerships that own the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David J. Prend

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,687(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,687(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,687(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) >1%

14.	Type of Reporting Person (See Instructions) IN

(1)   The reporting person is a member of the general partners of the partnerships that own the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

CUSIP No. 30033R 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stoddard M. Wilson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,687(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,687(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,687(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) >1%

14.	Type of Reporting Person (See Instructions) IN

(1)   The reporting person is a member of the general partners of the partnerships that own the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Item 1.	Security and Issuer
No material change.

Item 2.	Identity and Background
No material change.

Item 3.	Source and Amount of Funds or Other Consideration
No material change.

Item 4.	Purpose of Transaction

(a)

1)  On August 8, 2005, RockPort Capital Partners, L.P. sold 72,646 shares of its holdings of the Issuer’s Common Stock.

2)  On August 8, 2005, RP Co-Investment Fund I, L.P. sold 22,690 shares of its holdings of the Issuer’s Common Stock.

3)  On November 29, 2005, RockPort Capital Partners, L.P. sold 3,809,515 shares of its holdings of the Issuer’s Common Stock.

4)  On November 29, 2005, RP Co-Investment Fund I, L.P. sold 1,190,485 shares of its holdings of the Issuer’s Common Stock.

5)  As a result of these sales of securities, the RockPort Capital Partners, L.P. and its affiliates are no longer 5% or greater beneficial owners of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer

(a)           RockPort Capital Partners, L.P. may be deemed to beneficially own >1% or 11,952 shares of the Issuer’s Common Stock, of which an additional portion (less than .1%) are subject to a currently exercisable option to purchase 59,658 shares of Common Stock issued to Charles J. McDermott upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003.  Mr. McDermott resigned as a member of the Issuer’s board of directors on September 29, 2005, but continues to hold the right to exercise his vested options.  RockPort has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.   RockPort Capital Partners, L.P. ceased to be the beneficial owner of more than five percent of the class of securities on November 29, 2005.

(b)           RP Co-Investment Fund I, L.P. may be deemed to beneficially own >1% or 3,735 shares of the Issuer’s Common Stock,  of which an additional portion (less than .1%) are subject to a currently exercisable option to purchase 59,658 shares of Common Stock issued to Charles J. McDermott upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003.  Mr. McDermott resigned as a member of the Issuer’s board of directors on September 29, 2005, but continues to hold the right to exercise his vested options.  RP Co-Investment has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.  RP Co-Investment Fund I, L.P. ceased to be the beneficial owner of more than five percent of the class of securities on November 29, 2005.

(c)          RockPort Capital I, GP, LLC, may be deemed to beneficially own >1% or 11,952 shares of the Issuer’s Common Stock as the general partner of RockPort, of which an additional portion (less than .1%) are subject to a currently exercisable option to purchase 59,658 shares of Common Stock issued to Charles J. McDermott upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003.  Mr. McDermott resigned as a member of the Issuer’s board of directors on September 29, 2005, but continues to hold the right to exercise his vested options.  RockPort GP has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.  RockPort GP disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.  RockPort Capital I, GP, LLC ceased to be the beneficial owner of more than five percent of the class of securities on November 29, 2005.

(d)           RP Co-Investment Fund I, GP, LLC may be deemed to beneficially own >1% or 3,735 shares of the Issuer’s Common Stock as the general partner of RP Co-Investment, of which an additional portion (less than .1%) are subject to a currently exercisable option to purchase 59,658 shares of Common Stock issued to Charles J. McDermott upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003.  Mr. McDermott resigned as a member of the Issuer’s board of directors on September 29, 2005, but continues to hold the right to exercise his vested options.  RP Co-Investment GP has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.   RP Co-Investment Fund I, GP, LLC ceased to be the beneficial owner of more than five percent of the class of securities on November 29, 2005.

(e)           Generally, the partners of the RockPort Capital Entities disclaim all of the shares of common stock held by the RockPort Capital Entities, other than shares in which they have a pecuniary interest.  The partners ceased to be the beneficial owners of more than five percent of the class of securities on November 29, 2005.

(f)           Each of the Members may be deemed to beneficially own all of the shares held by the Rockport Capital Entities and the option to purchase 59,658 shares of Common Stock issued to Charles J. McDermott upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003.  Mr. McDermott resigned as a member of the Issuer’s board of directors on September 29, 2005, but continues to hold the right to exercise his vested options.  The Members ceased to be the beneficial owners of more than five percent of the class of securities on November 29, 2005.

(g)            Other than as described above, no transactions in the Issuer’s Common Stock have been effected during the past sixty days by any of the Reporting Persons.

(h)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(a)           RockPort Capital I, GP, LLC (“Rockport GP”) is the general partner of RockPort Capital Partners, L.P. pursuant to a limited partnership agreement which authorizes RockPort GP, among other things, to invest the funds of RockPort in the Issuer’s securities and to vote and dispose of such securities.  Pursuant to such limited partnership agreement, RockPort GP is entitled to earn a management fee on assets under management and a portion of realized investments.  Pursuant to a limited liability company operating agreement, each of the Members is a managing member of RockPort GP and is authorized, among other things, to direct RockPort GP to invest the funds of RockPort and to vote and dispose of the Issuer’s securities held by RockPort.

(b)           RP Co-Investment Fund I, GP, LLC is the general partner of RP Co-Investment Fund I, L.P. pursuant to a limited partnership agreement which authorizes RP Co-Investment GP, among other things, to invest the funds of RP Co-Investment in the Issuer’s securities and to vote and dispose of such securities.  Pursuant to such limited partnership agreement, RP Co-Investment GP is entitled to earn a management fee on assets under management and a portion of realized investments.  Pursuant to a limited liability company operating agreement, each of the Members is a managing member of RP Co-Investment GP and is authorized, among other things, to direct RP Co-Investment to invest the funds of RP Co-Investment and to vote and dispose of the Issuer’s securities held by RP Co-Investment.

(c)           Pursuant to the limited partnership agreements of RockPort and RP Co-Investment, the economic benefits of the option to purchase 59,658 shares of Issuer’s Common Stock issued to Charles J. McDermott, and exercisable within 60 days from November 30, 2005, upon his election to, and for service on, the Issuer’s board of directors beginning May 15, 2003 are owned by the funds in proportion to their respective investments in the Issuer.  Mr. McDermott resigned as a member of the Issuer’s board of directors on September 29, 2005, but continues to hold the right to exercise his vested options.

Item 7.	Material to Be Filed as Exhibits
None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKPORT CAPITAL PARTNERS, L.P.

By:	RockPort Capital I, LLC, its General Partner

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

RP CO-INVESTMENT FUND I, L.P.

By:	RP Co-Investment Fund I GP, LLC, its General Partner

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

ROCKPORT CAPITAL I, LLC

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

RP CO-INVESTMENT FUND I GP, LLC

By:	/s/ Janet James
Name: Janet James
Title: Managing Member

/s/ Alexander Ellis III
Alexander Ellis III

/s/ Janet B. James
Janet B. James

/s/ William E. James
William E. James

/s/ Charles J. McDermott
Charles J. McDermott

/s/ David J. Prend
David J. Prend

/s/ Stoddard M. Wilson
Stoddard M. Wilson